SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

STAGE II APPAREL CORP.
(Name of Issuer)

Common Stock par value $.01 per share
(Title of Class of Securities)

852542 10 9
(CUSIP Number)

Martin Mushkin
Pomeranz Gottlieb & Mushkin, LLC
205 Lexington Avenue - 16th Floor
New York, NY  10016
212-779-4233

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 11, 1998
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b) (3) or (4), check the following box: [ ]

CUSIP No. 852542 10 9

1)     Name of Reporting Person                       Richard Siskind

       S.S. or I.R.S. Identification No.              Intentionally
       of Above Person                                Omitted

2)     Check the Appropriate Box if a                 (a) [  ]
       Member of a Group                              (b) [  ]

3)     SEC Use Only

4)     Source of Funds                                [OO]

5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization           United States

Number of Shares Beneficially Owned by Reporting Person with...

7)     Sole Voting Power                              1,893,660

8)     Shared Voting Power                            N/A

9)     Sole Dispositive Power                         1,893,660

10)    Shared Dispositive Power                       N/A

11)    Aggregate Amount Beneficially                  1,893,660
       Owned By Each Reporting Person

12)    Check box if the Aggregate Amount              [  ]
       in Row(11) Excludes Certain Shares

13)    Percent of Class Represented by                48.5%

14)    Type of Reporting Person                       IN

       This Schedule 13D is filed by Richard Siskind.

Item 1.  Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share, ("shares") of Stage II Apparel Corp. (the "Company" or "Stage II"), a New York corporation. The principal executive office of the Company is at 350 Fifth Avenue, New York, NY 10118.

Item 2.  Identity and Background.

       Richard Siskind is the president, chief executive officer and sole shareholder of R. Siskind and Company, Inc. and certain companies affiliated with it. The principal executive office of R. Siskind & Company, Inc. is 1385 Broadway, Penthouse, New York, NY 10018.

       Mr. Siskind has not during the last five years been convicted in any criminal proceeding. Mr. Siskind has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       Mr. Siskind is a citizen of the United States of America.

       Purchase of Shares. On May 11, 1998, pursuant to a stock purchase agreement (the "Stock Purchase Agreement") dated February 26, 1998, Richard Siskind purchased 1,893,660 shares (the "shares") of Stage II common stock, which is approximately 48.5% of the Company's common stock in the following amounts from the respective individuals:

                                        Number of
Name of Seller                          Shares

Jack Clark............................. 1,225,000

Bonnie Plotkin.........................     1,000

Robert Plotkin.........................   498,363

Steven R. Clark........................   170,297

Total                                   1,893,660

     Prior to execution of the Stock Purchase Agreement, Jack Clark, Robert Plotkin and Steven R. Clark were members of the board of directors and were the principal shareholders (collectively, the "Sellers" or "Principal Shareholders") of Stage II. Jack Clark was the Company's chairman of the board and Steven R. Clark was its president. Stage II designs and distributes men's and boy's casual apparel and activewear.

Item 3.  Source and Amount of Funds or Other Consideration.

     In consideration of the sale of the shares, Mr. Siskind (a) arranged for the release of Jack Clark and Robert Plotkin from all obligations under their guarantees of the Company's indebtedness to Milberg Factors, Inc. ("Milberg"), (b) arranged for the return by Milberg to Jack Clark of securities and cash he provided to it as collateral security for his guarantee, and (c) issued to the Sellers options to reacquire a total of 1,500,000 shares, as described below. The Company issued options to Mr. Siskind which mirror the options granted to the Sellers by Mr. Siskind, thus giving him the opportunity to replenish shares he must sell to the Sellers if they exercise their options.

Item 4.  Purpose of the Transaction.

     Richard Siskind, the Sellers and the board of directors of Stage II believe it is in the best interests of Stage II for Mr. Siskind to assume control of the Company. All parties believe that Mr. Siskind's experience, industry contacts and successful track record in the apparel industry will aid the return to profitability of Stage II.

     To effectuate the above objectives, the parties entered into a series of transactions.

     Principal Shareholder Options Pursuant to the Stock Purchase Agreement Mr. Siskind issued options to each of the Principal Shareholders to reacquire collectively from Mr. Siskind an aggregate of 1,500,000 of the shares, exercisable in three series, each of 500,000 shares, at $.50 per share for the first series, $1.00 per share for the second series and $1.50 per share for the third series, vesting, respectively, on, May 11, 1999, May 11, 2000, and May 11, 2001, and expiring on, respectively, May 10, 2003, May 10, 2004 and May 10, 2005 (the "Principal Shareholder Options").

     The option agreement between Richard Siskind and Jack Clark, places a condition on Jack Clark's exercise of his share of the first series of options. In the event that (a) at least 80% of the merchandise covered by the Company's purchase orders as of February 25, 1998 aggregating approximately $3.3 million is not shipped by June 30, 1998, and (b) 80% of the Company's orders for direct letters of credit purchases by third parties as of February 25, 1998 aggregating approximately $3.0 million, is not shipped by December 31, 1998, then the number of options he may exercise as part of the first series, vesting on May 11, 1999, shall be reduced from 365,000 to 200,000.

     Management Agreement Richard Siskind entered into a Management Agreement (the "Management Agreement") with Stage II providing for the Company's employment of Mr. Siskind as its president and chief executive officer. The agreement is for a term of three years at a base salary of $200,000 per annum, plus fringe benefits.

     New Credit Facility As a condition precedent to the effectiveness of the Management Agreement, Mr. Siskind agreed that he would arrange for financing of the Company's accounts receivables and for letters of credit as reasonably necessary to carry on the business of the Company within such business plans as he proposes for the Company (the "New Credit Facility") with the New Credit Facility to commence at the Closing. The condition precedent was satisfied.

     Siskind Option Agreements The Management Agreement also provides for the Company's issuance to Mr. Siskind of options to purchase up to 900,000 shares of the Company's common stock, in three series, each of 300,000 shares, at an exercise price of $.75 per share for each series. The options vest, respectively, on May 11, 1999, May 11, 2000 and May 11, 2001 and expire respectively on May 10, 2003, May 10, 2004, and May 10, 2005 ("1998
Nonqualified Stock Option Plan A".)

     Mirror Options The Stock Purchase Agreement provides for the issuance to Mr. Siskind of an option pursuant to the 1998 Nonqualified Stock Option Plan B to purchase up to 1,500,000 shares of Stage II's common stock on the same terms as the Principal Shareholder Options, but only to the extent that the Principal Shareholder Options are exercised by the Principal Shareholders.

     Employment Agreement Jack Clark entered into a new employment agreement with the Company providing for (i) the termination of his existing employment agreement and Buy-Sell Agreement with the Company, and (ii) the continuation of Mr. Clark's employment by the Company as Consulting Executive for a term of one year, subject to extension for an additional year at the election of the parties, at an annual salary of $100,000, plus certain fringe benefits.

     The Stock Purchase Agreement also provides for reconstitution of Stage II's board of directors. The directors of Stage II resigned from the board and were replaced by the designees of Mr. Siskind, effective in each case upon the expiration of the ten-day period after the Company filed with the Securities and Exchange Commission ("SEC") and mailed to its shareholders an Information Statement on Schedule 14f in accordance with the requirements of Rule 14f-1 under the Securities Exchange Act of 1934, as amended. That requirement was completed on March 19, 1998. The Stock Purchase Agreement provides that the board will continue to have at least two independent directors and an audit committee comprised of a majority of independent directors in accordance with the requirements in the American Stock Exchange Company Guide.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the class of securities of Stage II being reported here beneficially owned by Richard Siskind is 1,893,660 shares which is 48.5% of the outstanding shares of the Company.

     (b) Richard Siskind has sole power to vote the 1,893,660 shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The 1,893,660 shares of Stage II common stock acquired by Richard Siskind were purchased in conjunction with the issuance of the above discussed option plans, management and employment agreements.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - Stock Purchase Agreement entered into by and among Richard Siskind, Stage II, Jack Clark, Robert Plotkin and Steven R. Clark, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 2, 1998.

     Exhibit 2 - Management Agreement entered into between Stage II and Richard Siskind, with accompanying 1998 Nonqualified Stock Option Plans A and B, incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on March 2, 1998.

     Exhibit 3 - Factoring Agreement dated May 11, 1998 between the Company and the CIT Group/Commercial Services, Inc., incorporate by reference to
Exhibit 10.1 to the Form 10-Q filed by the Company on May 15, 1998.

     Exhibit 4 - Inventory Security Agreement dated May 11, 1998 between the Company and the CIT Group/Commercial Services, Inc., incorporate by reference to Exhibit 10.2 to the Form 10-Q filed by the Company on May 15, 1998.

     Exhibit 5 - Letter of Credit Agreement dated May 11, 1998 between the Company and the CIT Group/Commercial Services, Inc., incorporate by reference to Exhibit 10.3 to the Form 10-Q filed by the Company on May 15, 1998.

     Exhibit 6 - Option Agreement A dated May 11, 1998 between the Company and Richard Siskind, incorporate by reference to Exhibit 10.4 to the Form 10-Q filed by the Company on May 15, 1998.

     Exhibit 7 - Option Agreement B dated May 11, 1998 between the Company and Richard Siskind, incorporate by reference to Exhibit 10.5 to the Form 10-Q filed by the Company on May 15, 1998.

                                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 1998

                                                 /s/ Richard Siskind
                                                 RICHARD SISKIND